SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

National General Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

636220 303

(CUSIP Number)

Leah Karfunkel

c/o National General Holdings Corp.

59 Maiden Lane, 38th Floor

New York, NY 10038

(212) 380-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 636220 303	13D	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leah Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,594,570
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,594,570
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,594,570
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 636220 303	13D	Page 3 of 6

EXPLANATORY NOTE

This Amendment No. 6 (the “Amendment No. 6”) amends and supplements the initial Schedule 13D (the “Schedule 13D”), as filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2014, as amended and supplemented by the Schedule 13D/A filed on July 30, 2015, as amended and supplemented by the Schedule 13D/A filed on August 18, 2015, as amended and supplemented by the Schedule 13D/A filed on June 10, 2016, as amended and supplemented by the Schedule 13D/A filed on June 15, 2017, as amended and supplemented by the Schedule 13D/A filed on February 28, 2019, by Leah Karfunkel (the “Reporting Person”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of National General Holdings Corp., a Delaware corporation (the “Issuer”). The purpose of this filing is to report the matters described below regarding the Merger Agreement (as defined below), the Voting Agreement (as defined below) and the related transactions. Except as specifically amended and supplemented by this Amendment No. 6, the Schedule 13D remains in full force and effect. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is amended by adding the following:

On July 7, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”)with The Allstate Corporation, a Delaware corporation (“Parent”), and Bluebird Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding (other than (i) shares owned by Parent, Merger Sub, the Issuer or any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Issuer and (ii) shares held by any person who is entitled to demand and properly demands appraisal of such shares and who has not effectively withdrawn or lost such person’s right to appraisal of such shares), will be automatically converted into the right to receive cash in an amount equal to $32.00 per share, without interest thereon (the “Merger Consideration”).

In addition to the right to receive the Merger Consideration as set forth above, prior to the Effective Time, the Issuer shall declare and, immediately prior to the Effective Time, pay a cash dividend per share of Common Stock to holders of issued and outstanding shares of Common Stock in an amount equal to $2.50, unless the quotient of (a) the sum of (i) the increase in retained earnings for the period from January 1, 2020 to the business day prior to the date of the closing of the Merger plus (ii) transaction expenses, not to exceed $50,000,000, to the extent reducing such retained earnings, divided by (b) the shares of Common Stock issued and outstanding as of the date of the closing of the Merger is less than $1.00, in which case the Special Dividend Amount shall equal the sum of (x) such quotient plus (y) $1.50 (the “Special Dividend Amount”); provided, however, in no event shall the Special Dividend Amount be less than $1.50.

In connection with the execution and delivery of the Merger Agreement, Parent entered into a voting agreement (the “Voting Agreement”) with the Reporting Person and certain other stockholders of the Issuer. Under the Voting Agreement, among other things, the Reporting Person agreed to vote the shares of Common Stock beneficially owned by the Reporting Person (the “Subject Shares”) (a) in favor of the adoption of the Merger Agreement and (b) against (i) any amendment to the Issuer organizational documents or any other proposal which would prevent or materially delay, postpone, interfere with or otherwise adversely affect the consummation of Transactions (as defined in the Merger Agreement), including the Merger, and (ii) any acquisition proposal or any agreement or transaction relating thereto or taken in connection therewith; provided, however if the board of directors of the Issuer changes its recommendation of the Transactions in accordance with the terms of the Merger Agreement, the aggregate number of shares of Common Stock subject to the voting requirements of the Voting Agreement will be reduced to represent 33% of the aggregate voting power of the shares of Common Stock outstanding and the remainder of the shares of Common Stock subject to the voting requirements of the Voting Agreement shall be voted on a proportionate basis with the other stockholders of the Issuer.

CUSIP No. 636220 303	13D	Page 4 of 6

In addition, under the Voting Agreement, the Reporting Person agreed, subject to certain exceptions, (a) to irrevocably and unconditionally appoint Parent her proxy and attorney-in-fact for and in the name, place and stead of the Reporting Person, to represent, vote and otherwise act (by voting at any meeting of Issuer stockholders, by written consent in lieu thereof or otherwise) with respect to the Subject Shares regarding the matters referred to above, (b) to immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted previously with respect to any proposal or offer to acquire the Issuer (other than the Transactions or any other proposal or offer by Parent or its affiliates), (c) not to make any arrangement inconsistent with the Voting Agreement or otherwise take any action, or enter into or commit or agree to enter into any arrangement, agreement or undertaking, with respect to the Subject Shares that would restrict, limit, interfere with or otherwise adversely affect timely performance of the Reporting Person of her obligations under the Voting Agreement (including an agreement by the Reporting Person not to transfer, sell, assign, gift, hedge, pledge or otherwise dispose of, or enter into any contract, or any derivative transaction or similar transaction, with respect to any transfer of the Subject Shares or any interest therein), (d) to waive, and not to exercise, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Transactions, including the Merger, that the Reporting Person may directly or indirectly have by virtue of the ownership of the Subject Shares and (e) not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub or the Issuer or any of their respective affiliates and each of their successors or directors or managers relating to the negotiation, execution or delivery of the Voting Agreement or the Merger Agreement or the consummation of the transactions contemplated thereby. The Voting Agreement and the obligations of the Reporting Person will terminate upon the earlier of (i) the consummation of the Merger, and (ii) the termination of the Merger Agreement in accordance with its terms. The obligations of the Reporting Person under the Voting Agreement are several and not joint with the other stockholder parties thereto.

The foregoing summaries of the Merger Agreement, the Voting Agreement and the transactions contemplated thereby do not purport to be complete, and are qualified in their entirety by reference to the full text of (i) the Merger Agreement, a copy of which is filed as Exhibit 99.2 hereto and incorporated herein by reference, and (ii) the Voting Agreement, a copy of which is filed as Exhibit 99.3 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced with the following:

(a)

As of the date hereof, the Reporting Person, as co-trustee or trustee of certain family trusts and individually directly and indirectly beneficially owns 44,594,570 shares of Common Stock, with her total beneficial ownership representing 39.3% of the Issuer’s 113,401,545 outstanding shares of Common Stock as of July 6, 2020 (excluding shares held in treasury by the Issuer).

(b)	The Reporting Person has sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by her.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1 - Limited Power of Attorney, dated July 28, 2015, executed by Barry D. Zyskind (incorporated by reference to Exhibit A to the Schedule 13D/A, dated July 28, 2015, filed by Michael Karfunkel, Leah Karfunkel and AmTrust International Insurance, Ltd.).

CUSIP No. 636220 303	13D	Page 5 of 6

Exhibit 99.2 - Agreement and Plan of Merger, dated as of July 7, 2020, by and among The Allstate Corporation, Bluebird Acquisition Corp. and National General Holdings Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 7, 2020).

Exhibit 99.3 - Voting Agreement, dated as of July 7, 2020, among The Allstate Corporation and the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the SEC on July 8, 2020).

CUSIP No. 636220 303	13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2020

By:	/s/ Leah Karfunkel
Name: Leah Karfunkel